

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2011

VIA U.S. MAIL AND FACSIMILE

Guy Hébert
President, Chief Executive Officer and Director
Strateco Resources Inc.
1225 Gay-Lussac
Boucherville
Quebec, Canada J4B 7K1

>   Re: **Strateco Resources Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 16, 2010**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010**
>   **Filed May 11, 2010 and August 9, 2010**
>   **File No. 0-49942**

Dear Mr. Hébert:

We have reviewed your response letter dated October 21, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Risk Factors, page 7

1.   We note your response to comment 3 in our letter dated September 28, 2010 and reissue the comment. While you may retain general categories into which groups of risk factors

fall, each subheading for each risk factor should adequately describe the specific risk to your company. See Item 503(c) of Regulation S-K. Similar to how you intend to expand the subheading "Uninsured Risks" to add the phrase regarding how uninsured risks may affect profitability or viability of a project, please expand all risk factor subheadings to discuss how the noted topic presents a risk to your company. Please also ensure that only one discrete risk is discussed per subheading.

Properties, page 8

2.   We note your response to comment 5 in our letter dated September 28, 2010. Please provide disclosure relating to those option arrangements with respect to each property that is subject to the option. For example, you may discuss the particulars contained in your proposed risk factor disclosure as they relate to each property.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

General

3.   We note your response to comment 8 in our letter dated September 28, 2010 and reissue the comment. While the section "Strategy and action plan" discusses specific goals that you would like to meet, it appears that your disclosure does not tie into this discussion, for example, any macroeconomic challenges you face in the industry, including any material known trends, and how you intend to operate in light of these challenges and trends. See *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, SEC Release No. 33-8350 at *http://www.sec.gov/rules/interp/33-8350.htm*. Furthermore, it appears that the section "Capital resources" does not describe any known material trends, favorable or unfavorable, in your capital resources, as required by Item 303(a)(2)(ii) of Regulation S-K.

Results of Operations, page 71

4.   We note your response to comment 11 in our letter dated September 28, 2010. Where two or more factors that contributed to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors or events that you identify. For example, you state that general and administrative expenses decreased due to a number of factors including one-time listing and registration fees as well as the reduction in the level of investor relation activities. Please quantify the amount of change due to each of these factors.

Executive Compensation, page 96

5.   We note your response to comment 21 in our letter dated September 28, 2010. Please confirm that you will include such a discussion in future filings.

Certain Relationships and Related Transactions, and Director Independence, page 106

6.   We note your response to comment 23 in our letter dated September 28, 2010. Please confirm that you will include such a discussion in future filings.

Principal Account Fees and Services in Canadian Dollars, page 107

7.   We note your response to comment 24 in our letter dated September 28, 2010 and reissue the comment. Your proposed disclosure does not appear responsive. Please disclose the percentage of services described in each of Items 9(e)(2) through 9(e)(4) of Schedule 14A that were approved by your audit committee pursuant to paragraph (c)(7)(i)(C) of rule 2-01 of Regulation S-X.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Exhibit 22

8.   We note your response to comment 33 in our letter dated September 28, 2010. From your response, it appears that you pay to BBH Géo-Management Inc. an amount for (i) fees relating to consulting services and (ii) compensation paid to your executive management. Please disclose the percentage of this amount that relates to compensation paid to your executive management.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney at (202) 551-3863, or Christopher White, Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610, with questions about engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief